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Thai Bird NYC
Thai Restaurant

NY
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Early Investor Bonus: The investment multiple is increased to 1.8× for the next $10,000 invested.
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THE PITCH

Thai Bird NYC is seeking investment to move pop-up space into take-out space.
Operating Pop-upsGenerating Revenue
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19
RELIEF. REVIEW SPECIFICS
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PRESS

The Best Dishes Eater Editors Ate This Week
Mining the latest dining gems NYC has to offer

한국&미국&태국 레시피가 다 들어간 치킨메뉴!! | chickenroad 치킨로드
#치킨로드매주 화요일 저녁 8시 50분 Olive 본방송- --- ▶[OLIVE] 구독
http://www.youtube.com/channel/UCOvg8ZDPeeqbEfK...

Smorgasburg Stories: Thai Bird
This is "Smorgasburg Stories: Thai Bird" by Honeyland Films on Vimeo, the home for high quality videos and the people who love them.
Smorgasburg Archives | LIU AND FOOD
Enjoy your Smorgasburg summer favorites with Grubhub!
Order directly from more than a dozen of this summer's most popular vendors

Thai Bird - New york, NY

Delivery & Pickup Options - 4 reviews of Thai Bird "Flavorful curry! Their Khao Soi is a must-try. The fried chicken inside it is so delicious. The location they put was not a restaurant, but a kitchen open for pickups and deliveries only. You can find them at Smorgasburg during the weekend."

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OUR MISSION

Our fried chicken is NOT GREASY, SUPER CRISPY, JUICY and MOIST, SEASONED served with sauces. (sweet chili with makrut, green chili sauce, szechuan hot sauce)

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THE TEAM

Tae Kang

chef/owner

Tae is a seasoned chef, 34 years old, NY trained 15 years, and a graduate of Culinary Institute of America 2006. After graduating the CIA, Tae sought out individual owned Michelin starred chef rather than hotels because the chef would be personally invested in growing their staff and skills. Initially Tae worked at Commerce (American/Asian cuisine) in the West Village under Harold Moore (Michelin Star 1 Montrachet) started from pastry and worked through (garde manger, pasta, entremet, meat/grill) sous chef. Then Tae went to work at Kittichai as sous chef, then lastly at PokPokNY under Andy Ricker. Tae started Smorgasburg in the year 2017. the sales grow each year, Initially Tae held a job while doing smorgasburg (2017-2018) but the year 2019 Tae was able to do it solely on the weekends. With the funds raised, it will allow Tae to move out of the food truck commissary and have a takeout space while operate Smorgasburg and music festivals. Tae seeks out challenges(cold plunges, marathon) and always tries to remake/make new dishes.

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$55,000

Cash on Hand

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INTENDED USE OF FUNDS

The capital/funds will be used to secure a small takeout space. Small space (500sq ft - 800sq ft) Monthly rent of 3,000-5,000 dollars.

Securing the space for a year

currently paying 1,100 a month for commisary just food storage space.

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OUR OFFERINGS

In the store. I will offer two-three set-menu items (protein, carbs, vegetables), rotating them weekly/monthly. @smorgasburg: Fried Chicken only, for focus, and expedition.

Rotating menu item ensures freshness of the product, not made three days before

its keeps customer engaged on the upcoming menu item or excited.

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FORECASTED MILESTONES

Secure the funding by fall/winter of 2021.

Secure a space by January/February

Work with the landlord for 2 month build out

Open March/April in time for Smorgasburg/music festival.
Hire a preparation person and full time cashier.
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2017

Opened
Started Smorgasburg Saturday (outdoor food market in NY) Worked part times jobs while doing Smorgasburg on the weekend. Had a 50% partner. wanted to a chance to test out what works, how people react to it, how fast I can produce and etc.
2018

Second year of Smorgasburg. On Saturday, sometimes on Monday (Bryant Park movie night). First year of Gov Ball (music festival in NYC) did incredibly well but inexperienced.
2019

Sole owner operating Smorgasburg. On Friday at World Trade Center. Saturday at Williamsburg. Bought an used nissan nv200 car, also got married of my girlfriend/wife 2015!
2020

COVID hits NYC. work on recipe development. Flour ratio, marination time, frying time and etc.
2021

Restaurant relief fund does not come, Starts food delivery February 14 - May 25. June starts Smorgasburg. Figures out errors of frying chicken by trial and error, recipe is almost perfected.
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THAI BIRD BOWL 2017

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FOOD DELIVERY 2021

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KHAO SOI

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TESTIMONIAL

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TESTIMONIAL (MORE ON THAIBIRD INSTAGRAM TAGGED)

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Q&A

What's the most interesting thing you've learned about your industry since you got started?
I learned that the food have its standard but everything(service, decor, packaging) else must match it.
Who is your biggest inspiration?
My parents. They gave all for me and my brother to have a better life in America 1999.
Why are you raising capital and why is now a good time?
I initially planned to open a takeout space for the year 2021, but COVID happened and was not able to raise fund at Smorgasburg 2020. I applied for the Restaurant Relief Fund but it got cancelled. With the uncertainty with the virus, the rent is decreasing and some spaces are opening up.
What's the most interesting thing you've learned about your industry since you got started?
I learned that the food have its standard but everything(service, decor, packaging) else must match it.
Who is your biggest inspiration?
My parents. They gave all for me and my brother to have a better life in America 1999.
Why are you raising capital and why is now a good time?
I initially planned to open a takeout space for the year 2021, but COVID happened and was not able to raise fund at Smorgasburg 2020. I applied for the Restaurant Relief Fund but it got cancelled. With the uncertainty with the virus, the rent is decreasing and some spaces are opening up.
What's the most interesting thing you've learned about your industry since you got started?
I learned that the food have its standard but everything(service, decor, packaging) else must match it.
Who is your biggest inspiration?
My parents. They gave all for me and my brother to have a better life in America 1999.
Why are you raising capital and why is now a good time?
I initially planned to open a takeout space for the year 2021, but COVID happened and was not able to raise fund at Smorgasburg 2020. I applied for the Restaurant Relief Fund but it got cancelled. With the uncertainty with the virus, the rent is decreasing and some spaces are opening up.
This is a preview. It will become public when you start accepting investment.
Data Room

Intended Use of Funds

Target Raise Maximum Raise
Rent $48,000
Operating Capital (please see below) $22,500

Mainvest Compensation $4,500

Total $75,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$225,000	$258,750	$284,625	$298,855	$309,315
Cost of Goods Sold	$40,000	$46,000	$50,600	$53,129	$54,988
Gross Profit	$185,000	$212,750	$234,025	$245,726	$254,327
EXPENSES					
Rent	$48,000	$51,250	$52,531	$53,844	$55,190
Utilities (gas and electric)	$7,500	$8,625	$9,487	$9,961	$10,309
Processing Fee	$5,500	$6,325	$6,957	$7,304	$7,559
Insurance	$2,000	$2,050	$2,101	$2,153	$2,206
Disposal	$2,250	$2,587	$2,845	$2,987	$3,091
pest control	$600	$600	$600	$600	$600
staff	$14,000	$16,100	$17,710	$18,595	$19,245
Repairs & Maintenance	$1,500	$1,500	$1,500	$1,500	$1,500
Operating Profit	$103,650	$123,713	$140,294	$148,782	$154,627

This information is provided by Thai Bird NYC. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2019 Balance Sheet

2019 Income Statement

2020 Balance Sheet

2020 Income Statement

2021 Balance Sheet

Investment Round Status

$75,000

TARGET

$125,000

MAXIMUM

This investment round closes on September 8, 2021. 0 people have invested so far.

Summary of Terms

Legal Business Name Taest LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $10,000 invested

1.8×

Investment Multiple 1.6×

Business's Revenue Share 6.5%-10.8%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date July 1, 2031

Financial Condition

Limited operating history

Thai Bird NYC was established in March 2018. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Thai Bird NYC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Thai Bird NYC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Thai Bird NYC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Thai Bird NYC's core business or the inability to compete successfully against the with other competitors could negatively affect Thai Bird NYC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Thai Bird NYC's management or vote on and/or influence any managerial decisions regarding Thai Bird NYC. Furthermore, if the founders or other key personnel of Thai Bird NYC were to leave Thai Bird NYC or become unable to work, Thai Bird NYC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Thai Bird NYC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Thai Bird NYC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Thai Bird NYC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Thai Bird NYC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Thai Bird NYC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Thai Bird NYC's financial performance or ability to continue to operate. In the event Thai Bird NYC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Thai Bird NYC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Thai Bird NYC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Thai Bird NYC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Thai Bird NYC will carry some insurance, Thai Bird NYC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Thai Bird NYC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Thai Bird NYC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Thai Bird NYC's management will coincide: you both want Thai Bird NYC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Thai Bird NYC to act conservative to make sure they are best equipped to repay the Note obligations, while Thai Bird NYC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Thai Bird NYC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Thai Bird NYC or management), which is responsible for monitoring Thai Bird NYC's compliance with the law. Thai Bird NYC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Thai Bird NYC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Thai Bird NYC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Thai Bird NYC, and the revenue of Thai Bird NYC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Thai Bird NYC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.
This information is provided by Thai Bird NYC. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion

Thai Bird NYC isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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